02042277

Reference No. 82-5173

amadeus

RECEIVED JUL 01 2002 SEC MAIL PROCESSING WASH. D.C. 184 SECTION

Madrid, 27th June 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dlw 7/3

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES. FOLIO 15, HOJA 84.913-1 - CIF / VAT: ESA-78876919

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A. SALVADOR DE MADARIAGA, 1 28027 - MADRID, SPAIN TELEPHONE. INT. + 34 - 915 820 100 TELEFAX. INT. + 34 - 915 820 144/33

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary of the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Relevant fact of June 12, 2002 (Resolutions adopted by the General Assembly).

aMaDEUS

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Ordinary General Assembly of Amadeus Global Travel Distribution, S.A.

Amadeus Global Travel Distribution, S.A., celebrated today its Ordinary General Assembly.

The Resolutions adopted are as follows:

ONE.-

Approval of the annual accounts—balance sheet, income statement and annual report—and of the Director's report, of the company relating to the fiscal year ending December 31, 2001.

TWO.-

Approval of the annual accounts—balance sheet, income statement and annual report—and of the Director's report, of the consolidated group relating to the fiscal year ending December 31, 2001.

THREE.-

Approval of the following application of results obtained in the fiscal year ending December 31, 2001 (amount in Euros):

Fiscal Year Profit	62,338,999,81
Distribution to:	
- Dividends	38,000,000.00
- Results from previous fiscal years	5,155,085.64
- Other reserves	19,183,914.17
	62,338,999.81

where each Class A share is entitled to a full dividend of 0.06473 Euros, while each Class B share is entitled to a full dividend of 0.0010 Euros.

To approve the payment of the dividend as from July 18, 2002 (ex-dividend date), in accordance with the rules of operation of the Securities Clearing and Settlement Service (Spanish SCLV), with Banco Bilbao Vizcaya Argentaria acting as paying agent.

FOUR.-

The approval of the management performed by the Board of Directors during the fiscal year ending December 31, 2001 is proposed.

FIVE.-

To re-elect as Company directors for an additional four-year term: Messrs. Peter Franke and Pierre-Henri Gourgeon.

SIX.-

To renew the appointment of Deloitte & Touche, S.A., as the auditor of the Company and its consolidated Group, for an additional period of one year, i.e. for fiscal year 2002.

SEVEN.-

To approve the amendment of article 25 of the Corporate Bylaws referring to Board Committees, with regard to the following aspects: a) composition of the Audit Committee and (b) composition of the Remuneration Committee, and therefore, the following wording of article 25 of the Corporate Bylaws:

"ARTICLE 25.-BOARD COMMITTEES

The Board of Directors must form an Appointment Committee, an Audit Committee and a Remuneration Committee.

The Appointment Committee shall be composed of three (3) members who must review, inform and recommend to the Board of Directors on candidates for Independent Directors.

The Audit Committee must review, inform and recommend to the General Shareholders' Meeting on the selection of the independent auditors, fees which must be paid thereto, adequacy of the accounting audit and the Company's watchdog procedures, as well as any other matter which the Board of Directors may require. The Audit Committee shall be composed by four (4) members, two of whom must be Independent Directors. The Managing Director (CEO) may not be a member of the Audit Committee.

The Remuneration Committee must review, inform and recommend to the Board on the following subject matters: (i) remuneration policy in respect of Company management, including salary and retribution in kind of officers; (ii) other remuneration, such as incentives, deferred retribution, stock option plans and remuneration and profits of Directors; (iii) all those matters which the Board may require. The Remuneration Committee shall be composed of four (4) members, two of whom must be Independent Directors. The Managing Director (CEO) may not be a member of the Remuneration Committee.

The Board's Committees shall appoint, from among their members, a Chairman and a Secretary. The Secretary need not be a Director. In any case, the Chairman of the Audit Committee and of the Remuneration Committee must be an Independent Director. The Committees shall be subject at all times to the Internal Rules and Regulations and these Bylaws.

EIGHT.-

To extend, for an additional period of three years to begin on October 20, 2002, i.e., until October 20, 2005, the right of executives and those with similar positions responsible for high-management tasks to receive the Amadeus Class A shares to which they are entitled by virtue of the Resolutions of the Board of Directors and the programs to which the notarized Minutes of the General Shareholder Meeting of June 16, 2000, refer, such that over said period they may receive, at any time and by their own request, 100% of the stocks to which they are entitled and such that obligatorily, in case of no request, they receive at least one third the day after the fourth, fifth and sixth anniversary of the Public Offer of Subscription and Sale of shares of October 19, 1999.

NINE.-

To authorize the Board of Directors to acquire, in one or more acts, directly or through controlled companies, treasury stock, in accordance with the provisions of article 75 of the Spanish Corporations Law ("Ley de Sociedades Anónimas"), thereby making void, with regard to the part not used, the previous authorization granted by the General Shareholders' Meeting held on June 20, 2001.

TEN..-

Delegation of powers.

Madrid, 12th June 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.